SYNNEX Corporation

44201 Nobel Drive

Fremont, CA 94538

June 2, 2006

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Patrick Gilmore

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Mail Stop 4561

Re:	SYNNEX Corporation
Form 10-K for the Fiscal Year Ended November 30, 2005
Filed February 13, 2006
Forms 8-K
Filed January 11, 2006 and March 23, 2006
File No. 001-31892

Dear Mr. Gilmore:

On behalf of SYNNEX Corporation, this letter responds to comments on the above-referenced Form 10-K and Forms 8-K received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated May 9, 2006. Set forth below are our responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff.

Form 10-K For the Fiscal Year Ended November 30, 2005

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 56

1.	Please refer to question 1 in our letter dated March 28, 2006. We note in your response that you are recognizing product revenues and cost of revenues related to the contract with extended payment terms on a straight-line basis over the term of the contract. Tell us why you believe the fee for this contract is fixed or determinable and how you considered recognizing revenue as payments become due. Also, tell us the total amount of this contract. Tell us if Company has delivered all the equipment under the contract or tell us when you anticipate delivery. Considering you are recognizing revenue on a straight-line basis, tell us how the timing of delivery impacts your revenue recognition.

Response: Our customer is a contractor that has a contract with the Mexican government’s Department of Education to install computers and equipment in classrooms and provide ongoing

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June 2, 2006

support and maintenance services. The Mexican government makes payments for the equipment and services on a monthly basis over the five-year period of the contract. The monthly payments from the Mexican government are contingent upon the contractor maintaining and supporting the equipment over the term of the contract. We sell the computers and equipment to the contractor, and we receive our payment from the monthly payments made by the Mexican government. We do not provide any services to the contractor or to the Mexican government.

We have considered the four criteria in SAB 104 in determining the accounting for the sale of the computers and related equipment:

1. Persuasive evidence of an arrangement exists. A contract has been executed according to the terms of the agreement.

2. Delivery has occurred or services have been rendered. The computers and related equipment are delivered according to the terms of our contact with the contractor. Once the computers and related equipment are delivered, the contractor provides installation, support and maintenance services. We recognize the revenues related to the delivered computers and related equipment on a straight-line basis over the term of the contract. We do not recognize any revenue on computers and related equipment that have not yet been delivered. The classrooms become ready for the computers and related equipment at different times, which affects the delivery schedules.

3. The seller’s price to the buyer is fixed or determinable. The prices of the computers and related equipment are fixed by the contract.

4. Collectibility is reasonably assured. Although we complete all of our responsibilities upon delivery of the computers and related equipment, the Mexican government’s obligation to continue to make the monthly payments is contingent upon the contractor continuing to perform the support and maintenance services.

Because collectibility is not reasonably assured until the contractor provides the monthly maintenance and support services, we recognize revenue on a straight-line basis over the life of the contract as the contractor provides the services and as the monthly payments become payable by the Mexican government. Once the Mexican government is obligated to make a monthly payment, collection is reasonable assured.

The total value of our contract to sell the equipment to the contractor is approximately USD $130 million. As of February 28, 2006, computers and related equipment representing 43% of the total value were delivered. We expect that all of the computer and related equipment will be delivered in the next six months.

We did not recognize any revenues on the contract prior to the quarter ended February 28, 2006. During the quarter ended February 28, 2006, we recognized approximately $168,000 of product revenue on this contract representing 0.01% of our total revenue for the quarter and we recognized approximately $148,000 of product cost representing 0.01% of our total product cost for the quarter.

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June 2, 2006

Forms 8-K Filed January 11, 2006 and March 23, 2006

2.	Please refer to comment 3 in our letter dated March 28, 2006. We have reviewed your response and note that you will provide enhanced disclosures in future filings. Provide us with your proposed non-GAAP disclosure that you will include in future filings that you believe will comply with the disclosure requirements note in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (Question 8 of the FAQ).

Response: Please see response to Comment 3 below.

3.	Please refer to comment 4 in our letter dated March 28, 2006. We note in your response that you believe you have made the requisite disclosures under Item 10(e)(1)(i) and Question 8 of the FAQ. Note that your presentation of providing a separate reconciliation for (a) operating expenses, (b) income from Distribution Continuing Operations, (c) income from Contract Assembly Continuing Operations and (d) Operating Income, which excludes certain expenses (e.g. restructuring charges, offering expenses), creates a number of unique non-GAAP measures of which each would require separate disclosure under Item 10(e)(1)(i) and Question 8 of the FAQ. Please revise your presentation in future filings and provide us with your proposed disclosures for each unique non-GAAP measure that complies with Item 10(e)(1)(i) and Question 8 of the FAQ.

Response: The following is an example of the non-GAAP disclosure that we would include in our future earnings release. At this time we do not know the non-GAAP measures, if any, our management may use as an additional tool to evaluate our financial result in the future. As such, the following example disclosure includes the non-GAAP measures utilized in our first quarter of 2006 release as well as the excluded expenses.

“For the [•] quarter of fiscal 2006, revenues increased by [•]% to $[•] billion compared to $[•] billion for the quarter ended [•], 2005. Net income for the [•] quarter increased [•]% to $[•] million, or $[•] per share, compared with $[•] million, or $[•] per share in the prior year quarter.

Adjusted earnings on a non-generally accepted accounting principles, or non-GAAP, basis for the [•] quarter of fiscal 2006 was $[•] million, or $[•] per share, which is net income adjusted to exclude stock-based compensation expense of $[•] million, net of tax, or $[•] per share, compared with adjusted net income of $[•] million, or $[•] per share in prior year quarter. The non-GAAP results from the [•] quarter of fiscal 2005 exclude Canadian restructuring charges and charges associated with the early retirement of debt. Net income calculated in accordance with GAAP prior to fiscal 2006 did not include stock-based compensation expense due to the adoption of SFAS 123(R) in the first quarter of fiscal 2006.

[•] Quarter Financial Highlights:

•	Distribution revenues were $[•] billion, an increase of [•]% over the prior year quarter.

•	Contract assembly revenues were $[•] million, a decrease of [•]% over the prior year quarter.

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June 2, 2006

•	Income from continuing operations was $[•] million, or [•]% of revenues, versus $[•] million, or [•]% of revenues in the prior year quarter. Income from continuing operations on a non-GAAP basis, which excludes approximately $[•] million of stock-based compensation expense, was $[•] million, or [•]% of revenues. Non-GAAP income from continuing operations for the [•]quarter of fiscal 2005, excluding Canadian restructuring charges of approximately $[•] million, was $[•] million or [•]% of revenues.

•	Income from distribution continuing operations was $[•] million, or [•]% of revenues, versus $[•] million, or [•]% of revenues in the prior year quarter. Income from distribution continuing operations on a non-GAAP basis, excluding the stock-based compensation expense, was $[•] million, or [•]% of revenues. Non-GAAP income from distribution continuing operations for the [•] quarter of fiscal 2005, excluding Canadian restructuring charges of approximately $[•] million, was $[•] million or [•]% of revenues.

•	Income from contract assembly continuing operations was $[•] million, or [•]% of revenues, versus $[•] million, or [•]% of revenues in the prior year quarter. Non-GAAP income from contract assembly continuing operations was essentially the same.

Use of Non-GAAP Financial Information

To supplement our financial results presented in accordance with GAAP, we use the following non-GAAP financial measures: non-GAAP operating expenses, non-GAAP income from distribution continuing operations, non-GAAP contract assembly continuing operations, non-GAAP operating income, non-GAAP net income and non-GAAP earnings per share. We present such non-GAAP financial measures in reporting our financial results to provide investors with an additional tool to evaluate our operating results. Because these non-GAAP measures are not calculated in accordance with GAAP, it may not necessarily be comparable to similarly titled measures employed by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management uses each of the above non-GAAP financial measures internally to understand, manage and evaluate our business. Our management believes it is useful for itself and investors to review, as applicable, both GAAP information, which includes restructuring charges, stock-based compensation expense and penalty on early debt payment, and the non-GAAP measures, which exclude this information, in order to assess the performance of our core continuing businesses and for planning and forecasting in future periods. Each of these non-GAAP measures is intended to provide investors with an understanding of our operational results and trends that more readily enables them to analyze our base financial and operating performance and facilitate period-to-period comparisons and analysis of operational trends. Our management believes each of these non-GAAP financial measures is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making.

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June 2, 2006

Our non-GAAP financial measures reflect adjustments based on the following items:

•	Restructuring charges: We incurred significant expenses in connection with the acquisition of Canadian-based EMJ Data Systems, Ltd. that we would not have otherwise incurred. Restructuring charges primarily consist of employee termination benefits, facilities exit expenses and other related expenses. We believe it is useful for investors to understand the effect of these expenses on our cost structure. Although restructuring charges are not recurring with respect to past acquisitions, we expect to incur these charges in connection with any future acquisitions.

•	Stock-based compensation: Some of our operating expenses include stock-based compensation related to adoption of Statement of Financial Accounting Standard 123(R) - Share-Based Payment. We believe it is useful to highlight the effect of this stock-based compensation expense because, in compliance with our historical practices under previously applicable accounting principles, we have not historically expensed our stock-based compensation. However, stock-based compensation is a key incentive offered to our employees, and we believe it contributed to the revenue earned during the period and will contribute to our future revenue generation. Stock-based compensation expenses will recur in future periods.

•	Penalty on early debt payment: We have excluded the effects of penalty on early debt payment from our non-GAAP net income because this cost was associated with restructuring our Canadian debt. This non-GAAP adjustment is intended to reflect our one time non-recurring cost, that is not directly associated with our normal operations. We believe this adjustment is useful to investors as a measure of a one time non-recurring cost and not recurring part of normal continuing operations.

The following table is an example of our reconciliation for each of our non-GAAP measures with the most directly comparable GAAP financial measures. As noted above, at this time we do not know the non-GAAP measures, if any, our management may use or what expenses may be excluded from these measures in future periods. As such, the following table sets forth the non-GAAP measures utilized in our first quarter of 2006 release as well as the excluded expenses.

Securities and Exchange Commission

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SYNNEX Corporation

GAAP to Non-GAAP Reconciliation

(in thousands, except for per share amounts)

(unaudited)

The following tables reconcile GAAP to Non-GAAP financial information

1. Operating Expenses Reconciliation:

	Three Months Ended [•], 2006		Three Months Ended [•], 2005
Operating Expenses - GAAP	$	[•]	$	[•]
Canadian restructuring charges		—		[•]
Stock-based compensation expense		[•]		—
Operating Expenses - Non GAAP	$	[•]	$	[•]

2. Income from Distribution Continuing Operations Reconciliation:

	Three Months Ended [•], 2006		Three Months Ended [•], 2005
Income from Distribution Continuing Operations before non-operating items, income taxes and minority interest - GAAP	$	[•]	$	[•]
Canadian restructuring charges		—		[•]
Stock-based compensation expense		[•]		—
Income from Distribution Continuing Operations before non-operating items, income taxes and minority interest - Non GAAP	$	[•]	$	[•]

3. Income from Contract Assembly Continuing Operations Reconciliation:

	Three Months Ended [•], 2006		Three Months Ended [•], 2005
Income from Contract Assembly Continuing Operations before non-operating items, income taxes and minority interest - GAAP	$	[•]	$	[•]
Canadian restructuring charges		—		—
Stock-based compensation expense		[•]		—
Income from Contract Assembly Continuing Operations before non-operating items, income taxes and minority interest - Non GAAP	$	[•]	$	[•]

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4. Operating Income Reconciliation:

	Three Months Ended [•], 2006		Three Months Ended [•], 2005
Income from Continuing Operations before non-operating items, income taxes and minority interest - GAAP	$	[•]	$	[•]
Canadian restructuring charges		—		[•]
Stock-based compensation expense		[•]		—
Income from Continuing Operations before non-operating items, income taxes and minority interest - Non GAAP	$	[•]	$	[•]

5. Net Income Reconciliation:

	Three Months Ended [•], 2006		Three Months Ended [•], 2005
Net Income - GAAP	$	[•]	$	[•]
Stock-based compensation expense, net of tax		[•]		—
Canadian restructuring charges, net of tax		—		[•]
Penalty on early debt payment, net of tax		—		[•]
Net Income - Non GAAP	$	[•]	$	[•]

6. Diluted Earnings Per Share Reconciliation:

	Three Months Ended [•], 2006		Three Months Ended [•], 2005
Diluted Earnings Per Share - GAAP	$	[•]	$	[•]
Stock-based compensation expense, net of tax		[•]		—
Canadian restructuring charges, net of tax		—		[•]
Penalty on early debt payment, net of tax		—		[•]
Diluted Earnings Per Share - Non GAAP	$	[•]	$	[•]
Diluted Earnings Per Share - Non GAAP		[•]		[•]

* * *

Securities and Exchange Commission

June 2, 2006

In connection with the foregoing response to the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments concerning any matter with respect to our response to the comments received from the Staff may be directed to me at (510) 668-3677. Comments may also be sent to my attention via facsimile to (510) 668-3035.

Very truly yours,

/s/ Dennis Polk

Dennis Polk

Senior Vice President of Corporate Finance and Chief Financial Officer

cc:	Kathleen Collins, SEC Accounting Branch Chief

Davina Kaile, Esq.